                                    UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                              -------------------------

                                      FORM 11-K


          [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                     For the fiscal year ended December 31, 1997

                                          OR

          [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                     For the transition period from _________ to ________

COMMISSION FILE NUMBER:  0-25540

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        STB SYSTEMS, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 STB SYSTEMS, INC.
                             1651 NORTH GLENVILLE DRIVE
                              RICHARDSON, TEXAS  75081

                                 REQUIRED INFORMATION


     The following financial statements and forms are furnished with this Form 11-K Annual Report for the STB Systems, Inc. 401(k) Savings Plan (the "Plan"):

     1.   Report of Independent Accountants.

     2. Statement of Net Assets Available for Plan Benefits as of December 31, 1997 and 1996.

     3. Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1997.

     4.   Notes to Financial Statements.

     5. Statement of Net Assets Available for Plan Benefits with Fund Information at December 31, 1997.

     6. Statement of Net Assets Available for Plan Benefits with Fund Information at December 31, 1996.

     7. Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the Year Ended December 31, 1997.

     8. Item 27a (Schedule of Assets Held for Investment Purposes at December 31, 1997) (Schedule 1).

     9. Item 27d (Schedule of Reportable Transactions for the Year Ended December 31, 1997) (Schedule 2).

     Each of the statements set forth above has been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

                                       EXHIBITS

     23.1   Consent of PricewaterhouseCoopers LLP, Independent Accountants

STB SYSTEMS, INC. 401(k)
SAVINGS PLAN


FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996

                      REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the STB Systems, Inc. 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the STB Systems, Inc. 401(k) Savings Plan at December
31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Pricewaterhouse Coopers LLP
---------------------------------
Pricewaterhouse Coopers LLP

Dallas, Texas
July 10, 1998

STB SYSTEMS, INC 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
----------------------------------------------------------------------------


                                                     December 31,
                                          ----------------------------------
                                               1997              1996
                                          ----------------  ----------------
ASSETS

Investments (Note 3)                         $  2,357,944      $  1,339,551
Participant notes receivable                       30,446            22,647
Contributions receivable:
   Participants                                    63,795            26,085
   Employer                                        16,240             4,042
                                          ----------------  ----------------

      Total contributions receivable               80,035            30,127
                                          ----------------  ----------------

      Net assets available for
       plan benefits                         $  2,468,425      $  1,392,325
                                          ----------------  ----------------
                                          ----------------  ----------------


   The accompanying notes are an integral part of these financial statements.

STB SYSTEMS, INC 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------


                                                            Year Ended
                                                           December 31,
                                                               1997
                                                        -------------------
Additions to net assets:
   Participant contributions                              $        701,123
   Employer contributions                                          169,773
   Investment income:
      Net realized and unrealized gains                            235,124
      Interest and dividend income                                  18,961
                                                        -------------------

         Total investment income                                   254,085

   Other                                                            (7,917)
                                                        -------------------

         Total additions                                         1,117,064

Deductions from net assets:
   Distributions paid to participants                               40,964
                                                        -------------------

Net increase                                                     1,076,100
                                                        -------------------

Net assets available for plan benefits:
   Beginning of year                                             1,392,325
                                                        -------------------

   End of year                                            $      2,468,425
                                                        -------------------
                                                        -------------------


   The accompanying notes are an integral part of these financial statements.

STB SYSTEMS, INC 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     DESCRIPTION OF PLAN

       The following description of the STB Systems, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       GENERAL

       The Plan, established in 1991, is a nondiscriminatory defined contribution plan for all employees of STB Systems, Inc. (the
       "Company") who have completed one month of credited service and elect to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). It has been amended to incorporate legislative changes required by the various tax acts enacted since 1984.

       CONTRIBUTIONS

       Eligible employees may elect to make contributions to the Plan by means of compensation reductions of up to 15% of their compensation. Employees may allocate their contributions to investment options in 1% increments. Effective January 1, 1997 the Company increased the amount of contributions it matches from 25% to 50% of each dollar of employee tax deferred contributions up to a maximum of 4% of each employee's annual pay.

       PARTICIPANTS' ACCOUNTS

       Participants' accounts are credited with the participants' contributions and an allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       VESTING OF CONTRIBUTIONS

       Participants' contributions to the Plan are 100% vested at all times. Employer contributions to the Plan are vested in accordance with a Plan document schedule based on the participant's length of service with the Company. The schedule provides for full vesting after five years of credited service.

       INVESTMENT OPTIONS

       Eligible participants have eleven investment options as detailed in the Statement of Net Assets Available for Plan Benefits with Fund Information. See Note 4 for discussion of the change in the Plan's trustee that occurred during 1997.

       The assets from a predecessor custodian remain with New England Company as custodian and are included in Plan assets. These assets are a prior fixed income option. No further contributions can be made to this investment option.

       Participants may change their investment options daily.

STB SYSTEMS, INC 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       PAYMENT OF BENEFITS

       In the event of a participant's termination of employment, retirement, disability, or death, the participant or beneficiary may elect to receive an amount equal to the vested value of their account in either a lump-sum or periodic payments of substantially equal installments at least annually.

       PARTICIPANT NOTES RECEIVABLE

       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) or (b) below:

       (a) $50,000 reduced by the highest outstanding balance of loans during the one-year period ending on the day before the new loan is made;

       (b)    The greater of (1) or (2) below:

                (1)  One-half of the participant's vested account balance;
                (2)  $10,000.

       All loans are required to be repaid within five years of the loan. The loans are secured by the balance in the participant's account and bear a reasonable rate of interest as determined by the Loan Administrator. Principal and interest are repaid through payroll deductions. The Principal Financial Group is the custodian of the Loan Account.

       FORFEITED ACCOUNTS

       At December 31, 1997 and 1996, forfeited nonvested accounts totaled $3,610 and $1,346, respectively. These funds were used to reduce future employer contributions.

       EXPENSES OF ADMINISTERING THE PLAN

       The Company pays expenses incurred in the administration of the Plan.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared in accordance with generally accepted accounting principles. Assets are stated at market value; unrealized appreciation and depreciation of the assets are reflected in the asset balances. Gains or losses on investments are realized at the time of sale.

STB SYSTEMS, INC 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       FEDERAL INCOME TAXES

       Management of the Company believes that the Plan is qualified under
       Section 401(a) of the Internal Revenue Code and therefore believes the trust is exempt from taxation under Section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan in October, 1993. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt, and participants are not taxed on their benefits until withdrawn from the Plan.

       Management of the Company is unaware of any variations in the operations of the Plan from the terms of the Plan document as amended. The Plan has complied with the fidelity bonding requirements of ERISA.

       VALUATION OF SECURITIES

       Valuation of securities is based on the last recorded sales price at year-end, as reported by the principal security exchange on which the security is traded. Securities transactions are recorded on a trade-date basis.

       RECOGNITION OF INTEREST INCOME

       Interest is recognized on an accrual basis.

       DETERMINATION OF UNREALIZED GAIN OR LOSS ON INVESTMENTS

       Unrealized appreciation or depreciation in the fair value of investments held at year-end and gain or loss on sale of investments during the year are determined using the fair value at the beginning of the year or purchase price if acquired during the year.

       REPORTABLE TRANSACTIONS

       For the Plan year 1997, the reportable transactions as defined in Item 27d and Part V of Form 5500 are listed in Schedule II.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

       PAYMENT OF BENEFITS

       Benefits are recorded when paid.

STB SYSTEMS, INC 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       TERMINATION OF THE PLAN

       Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions or to terminate the Plan at any time without any liability whatsoever for such discontinuance or termination. In the event of Plan termination, participants are entitled to 100 percent of their vested individual and Employer accounts.

       RECLASSIFICATIONS

       Certain reclassifications have been made to the amounts reported in the prior year in order to conform to current year presentation.

3.     INVESTMENTS

       Prior to July 1, 1997, investments were maintained by Nationwide Life Insurance Company as custodian, except for certain assets from a predecessor custodian which are held by New England Company.

       Effective July 1, 1997, investments are maintained by The Principal Financial Group as custodian, except for certain assets from a predecessor custodian which are held by New England Company.

       The fair values of individual investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 1997 and 1996 were as follows:


                                            1997               1996
                                       ----------------   --------------
        Stock Index 500 Fund             $     276,104
        Large Company Growth Fund              182,694
        International Stock Fund               133,399
        Stable Value Fund                      276,428
        Vanguard Prime Cap                     284,871
        Vanguard Windsor                       183,908
        Vanguard Asset Allocation              244,857
        Company Common Stock                   440,168     $     146,891
        Fidelity Magellan                                        470,899
        Fidelity Puritan                                         298,370
        Fixed Fund                                               120,443
        Twentieth Century Growth                                 146,679
        New England Guaranteed                                    97,865


4.      CHANGE OF TRUSTEE AND RECORD-KEEPER

     Effective July 1, 1997, the Plan changed trustees from Southwest Guaranty Trust Company to Delaware Charter Guarantee & Trust Company. In addition, the Plan changed record-keepers from Cecil & Co. to The Principal Financial Group.

STB SYSTEMS, INC 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
AT DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                              Bond &        Stock       Large Co.     Small Co.       Int'l        Stable
                                 Total       Mortgage     Index 500       Growth        Blend         Stock        Value
                                 Plan          Fund          Fund          Fund         Fund          Fund          Fund
                             ------------   -----------  -----------   -----------  ------------  ------------  -----------
ASSETS
   Investments                $2,357,944      $45,928     $276,104      $182,694      $114,830      $133,399     $276,428
   Participant notes              30,446            -            -             -             -             -            -
   receivable
   Contributions
   (repayments)
      receivable:
        Participants              63,795        1,877        8,279         6,522         6,155         4,115        3,072
        Employer                  16,240          461        2,019         1,238         1,499           998          868
                             ------------   -----------  -----------   -----------  ------------  ------------  -----------

          Total
            contributions
            receivable            80,035        2,338       10,298         7,760         7,654         5,113        3,940
                             ------------   -----------  -----------   -----------  ------------  ------------  -----------

          Net assets
            available for
            plan benefits     $2,468,425      $48,266     $286,402      $190,454      $122,484      $138,512     $280,368
                             ------------   -----------  -----------   -----------  ------------  ------------  -----------
                             ------------   -----------  -----------   -----------  ------------  ------------  -----------



                                                                     Vanguard       Company        New
                             TRP New      Vanguard      Vanguard       Asset        Common       England          Loan
                             Horizons     Prime Cap      Windsor    Allocation       Stock      Guaranteed       Account
                            -----------  ------------  -----------  -----------   -----------  -------------   -----------
ASSETS
   Investments                $73,399      $284,871      $183,908     $244,857      $440,168     $101,358        $     -
   Participant notes                -             -             -            -             -            -         30,446
   receivable
   Contributions
   (repayments)
      receivable:
        Participants            3,680        10,661         6,263        6,509         8,954            -         (2,292)
        Employer                  698         2,325         1,289        1,563         3,282            -              -
                            -----------  ------------  ------------  -----------   -----------  -------------   -----------

           Total
             contributions
             receivable         4,378        12,986         7,552        8,072        12,236            -         (2,292)
                            -----------  ------------  ------------  -----------   -----------  -------------   -----------

           Net assets
             available for
             plan benefits    $77,777      $297,857      $191,460     $252,929      $452,404     $101,358        $28,154
                            -----------  ------------  ------------  -----------   -----------  -------------   -----------
                            -----------  ------------  ------------  -----------   -----------  -------------   -----------


STB SYSTEMS, INC 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
AT DECEMBER 31, 1996
--------------------------------------------------------------------------------


                                                   Company
                                      Total        Common      Fidelity      Fidelity      Bond Fund      Fixed
                                      Plan         Stock       Magellan       Puritan     of America      Fund
                                   ------------  -----------  ------------  ------------  ------------  ----------
ASSETS
   Investments                      $1,339,551    $146,891      $470,899      $298,370      $53,205      $120,443
   Participant notes receivable         22,647           -             -             -            -             -
   Contributions (repayments)
      receivable:
        Participants                    26,085         701         9,936         7,381        1,138         3,552
        Employer                         4,042         143         1,347         1,092          187           588
                                   ------------  -----------  ------------  ------------  ------------  ----------

           Total contributions
             receivable                 30,127         844        11,283         8,473        1,325         4,140
                                   ------------  -----------  ------------  ------------  ------------  ----------

           Net assets available
             for plan benefits      $1,392,325    $147,735      $482,182      $306,843      $54,530      $124,583
                                   ------------  -----------  ------------  ------------  ------------  ----------
                                   ------------  -----------  ------------  ------------  ------------  ----------



                                    Twentieth       New
                                     Century      England         Money        Loan
                                     Growth      Guaranteed      Market       Account
                                   ----------  -------------   ----------  -----------
ASSETS
   Investments                      $146,679      $97,865        $5,199      $     -
   Participant notes receivable            -            -             -       22,647
   Contributions (repayments)
      receivable:
        Participants                   4,241            -           419       (1,283)
        Employer                         629            -            56            -
                                   ----------  -------------   ----------  -----------

           Total contributions
             receivable                4,870            -           475       (1,283)
                                   ----------  -------------   ----------  -----------

           Net assets available
             for plan benefits      $151,549      $97,865        $5,674      $21,364
                                   ----------  -------------   ----------  -----------
                                   ----------  -------------   ----------  -----------


STB SYSTEMS, INC 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                          Company                                                        Twentieth
                                              Total       Common      Fidelity     Fidelity    Bond Fund      Fixed       Century
                                              Plan         Stock      Magellan     Puritan     of America     Fund        Growth
                                           ----------   ----------    ---------    ---------   ----------   ---------    ---------
Additions to net assets:
   Contributions by:
      Participants                         $  701,123    $ 87,140     $  88,619    $  56,921    $ 12,734    $   7,184    $  49,032
      STB Systems, Inc.                       169,773      24,999        24,356       18,322       3,628        5,435       14,211
   Net realized and unrealized
    gains (losses)                            235,124      14,385       104,083       49,359       3,417            -       44,211
   Interest and dividend income                18,961           -             -            -           -        2,889            -
   Loan repayments                                  -       1,373         2,575        1,504         130          772        1,131
   Other                                       (7,917)     (1,059)         (597)        (511)        (47)         (59)        (641)
   Interfund transfers                              -      65,539        (8,339)       8,339           -            -            -
                                           ----------   ----------    ---------    ---------   ----------   ---------    ---------
      Total additions                       1,117,064     192,377       210,697      133,934      19,862       16,221      107,944
                                           ----------   ----------    ---------    ---------   ----------   ---------    ---------
Transfers (to) from other trustee                   -     112,910      (674,726)    (431,564)    (73,762)    (137,205)    (252,369)

Deductions from net assets:
   Distributions paid to participants          40,964         618        11,891        7,178         630        3,354        5,666
   Loans to participants                            -           -         6,262        2,035           -          245        1,458
                                           ----------   ----------    ---------    ---------   ----------   ---------    ---------
                                               40,964         618        18,153        9,213         630        3,599        7,124
                                           ----------   ----------    ---------    ---------   ----------   ---------    ---------
Net increase (decrease)                     1,076,100     304,669      (482,182)    (306,843)    (54,530)    (124,583)    (151,549)

Net assets available for plan benefits:
   Beginning of year                        1,392,325     147,735       482,182      306,843      54,530      124,583      151,549
                                           ----------   ----------    ---------    ---------   ----------   ---------    ---------
   End of year                             $2,468,425    $452,404     $       -    $       -    $      -    $       -    $       -
                                           ----------   ----------    ---------    ---------   ----------   ---------    ---------
                                           ----------   ----------    ---------    ---------   ----------   ---------    ---------

                                              New                                  Bond &       Stock      Large Co.    Small Co.
                                            England        Money       Loan       Mortgage    Index 500      Growth       Blend
                                          Guaranteed       Market     Account       Fund        Fund         Fund         Fund
                                          ----------     ---------   --------     --------   ----------   -----------   ----------
Additions to net assets:
   Contributions by:
      Participants                         $      -       $ 11,802   $      -     $ 9,934     $ 63,599     $ 41,437      $ 36,197
      STB Systems, Inc.                           -          1,581          -       2,658       12,330        7,368         8,518
   Net realized and unrealized
    gains (losses)                                -              -          -       1,624       14,451       14,507        (3,520)
   Interest and dividend income               4,255            323      1,841           -            -            -             -
   Loan repayments                                -              -    (16,186)        184        1,040        1,118         1,102
   Other                                        (15)         1,855          -        (292)      (1,472)      (1,038)         (677)
   Interfund transfers                            -          2,472          -        (622)         964       (1,413)      (11,733)
                                          ----------     ---------   --------     --------   ----------   -----------   ----------
      Total additions                          4,240         18,033    (14,345)     13,486       90,912       61,979        29,887
                                          ----------     ---------   --------     --------   ----------   -----------   ----------
Transfers (to) from other trustee                 -        (23,400)         -      35,852      198,278      134,917        92,867

Deductions from net assets:
   Distributions paid to participants           747            307        665         173          400          461           270
   Loans to participants                          -              -    (21,800)        899        2,388        5,981             -
                                          ----------     ---------   --------     --------   ----------   -----------   ----------
                                                747            307    (21,135)      1,072        2,788        6,442           270
                                          ----------     ---------   --------     --------   ----------   -----------   ----------
Net increase (decrease)                       3,493         (5,674)     6,790      48,266      286,402      190,454       122,484

Net assets available for plan benefits:
   Beginning of year                         97,865          5,674     21,364           -            -            -             -
                                          ----------     ---------   --------     --------   ----------   -----------   ----------
   End of year                             $101,358        $     -   $ 28,154     $48,266     $286,402     $190,454      $122,484
                                          ----------     ---------   --------     --------   ----------   -----------   ----------
                                          ----------     ---------   --------     --------   ----------   -----------   ----------

                                              Int'l                                                           Vanguard
                                              Stock        Stable      TRP NEW     Vanguard      Vanguard       Asset
                                              Fund         Value       Horizons    Prime Cap      Windsor     Allocation
                                             --------     --------     --------    ---------     ---------    ----------
Additions to net assets:
   Contributions by:
      Participants                           $ 31,187     $ 19,951     $21,206     $ 72,276      $ 40,578     $ 51,326
      STB Systems, Inc.                         5,997        5,451       4,063       14,059         7,418        9,379
   Net realized and unrealized
    gains (losses)                             (1,801)       4,784      (2,773)     (17,676)        5,095        4,978
   Interest and dividend income                     -            -           -        1,394         2,576        5,683
   Loan repayments                                514          500         868        1,314           996        1,065
   Other                                         (865)        (684)       (181)        (717)         (402)        (515)
   Interfund transfers                        (29,575)        (303)     (5,595)     (17,809)       (1,034)        (891)
                                             --------     --------     --------    ---------     ---------    ----------
      Total additions                           5,457       29,699      17,588       52,841        55,227       71,025
                                             --------     --------     --------    ---------     ---------    ----------
Transfers (to) from other trustee             133,222      256,597      60,852      247,544       136,827      183,160

Deductions from net assets:
   Distributions paid to participants             167        5,902         161        1,483           594          297
   Loans to participants                            -           26         502        1,045             -          959
                                             --------     --------     --------    ---------     ---------    ----------
                                                  167        5,928         663        2,528           594        1,256
                                             --------     --------     --------    ---------     ---------    ----------
Net increase (decrease)                       138,512      280,368      77,777      297,857       191,460      252,929

Net assets available for plan benefits:
   Beginning of year                                -            -           -            -             -            -
                                             --------     --------     --------    ---------     ---------    ----------
   End of year                               $138,512     $280,368     $77,777     $297,857      $191,460     $252,929
                                             --------     --------     --------    ---------     ---------    ----------
                                             --------     --------     --------    ---------     ---------    ----------


                                                       SCHEDULE I

STB SYSTEMS, INC 401(k) SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1997
--------------------------------------------------------------------------------


  Identity of issue, borrower,      Description of investment including maturity date                            Current
    lessor or similar party        rate of interest, collateral, par, or maturity value         Cost              value
--------------------------------  ------------------------------------------------------- ----------------  ----------------
The Principal Financial Group*    Bond & Mortgage Mutual Fund                                $   44,443        $   45,928
The Principal Financial Group*    Stock Index 500 Mutual Fund                                   262,147           276,104
The Principal Financial Group*    Large Co. Growth Mutual Fund                                  168,809           182,694
The Principal Financial Group*    Small Co. Blend Mutual Fund                                   117,997           114,830
The Principal Financial Group*    International Stock Mutual Fund                               135,062           133,399
The Principal Financial Group*    Stable Value Mutual Fund                                      272,372           276,428
T. Rowe Price                     New Horizon Mutual Fund                                        77,673            73,399
Vanguard                          Primecap Mutual Fund                                          309,352           284,871
Vanguard                          Windsor Mutual Fund                                           191,542           183,908
Vanguard                          Asset Allocation Mutual Fund                                  250,989           244,857
STB Systems, Inc. *               Common Stock                                                  601,933           440,168
New England Guaranteed            New England Guaranteed (5.85% guaranteed
                                  interest rate of maturities in 1998, 4.90%
                                  guaranteed interest rate for maturities in 1999)               99,768           101,358
Participant Loans                 General purpose loans, maturing from 2/98 to
                                  8/00 bearing interest at 9.25% to 10.5%                             -            30,446
                                                                                          ----------------  ----------------

                                                                                             $2,532,087        $2,388,390
                                                                                          ----------------  ----------------
                                                                                          ----------------  ----------------


* Parties denoted are known to be parties-in-interest

                                                       SCHEDULE II
                                                       Page 1 of 2

STB SYSTEMS, INC 401(k) SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------


           (a)                                   (b)                   (c)           (d)           (g)         (h)          (i)
                                                                                                             Current
                                                                                                              value
                                                                                                           of asset on
         Identity of                                                Purchase       Selling       Cost of    transaction     Net
      party involved                  Description of asset            price         price         asset        date        gain
---------------------------------   ----------------------------  ------------  ------------  ----------- -------------- --------
INDIVIDUAL TRANSACTIONS:

The Principal Financial Group*      Money Market                   $   87,304             -    $   87,304  $   87,304           -
The Principal Financial Group*      Money Market                            -    $   87,304        87,107      87,304    $    197
The Principal Financial Group*      Money Market                    1,455,822             -     1,455,822   1,455,822           -
The Principal Financial Group*      Money Market                      137,205             -       137,205     137,205           -
The Principal Financial Group*      Money Market                            -     1,593,027     1,589,356   1,593,027       3,671
The Principal Financial Group*      Stock Index 500 Fund              198,278             -       198,278     198,278           -
The Principal Financial Group*      Large Co. Growth Fund             134,917             -       134,917     134,917           -
The Principal Financial Group*      Small Co. Blend Fund               92,867             -        92,867      92,867           -
The Principal Financial Group*      International Stock Fund          133,222             -       133,222     133,222           -
The Principal Financial Group*      Stable Value Fund                 252,458             -       252,458     252,458           -
The Principal Financial Group*      Vanguard Prime Cap                247,544             -       247,544     247,544           -
The Principal Financial Group*      Vanguard Windsor                  136,827             -       136,827     136,827           -
The Principal Financial Group*      Vanguard Asset Allocation         183,159             -       183,159     183,159           -
The Principal Financial Group*      Company Common Stock              284,227             -       284,227     284,227           -
The Principal Financial Group*      Company Common Stock              284,517             -       284,517     284,517           -
The Principal Financial Group*      Company Common Stock                    -       283,202       226,347     283,202      56,855
The Principal Financial Group*      Company Common Stock              112,910             -       112,910     112,910           -

Nationwide Life Insurance Co.       Fidelity Magellan                       -       674,728       570,645     674,728     104,083
Nationwide Life Insurance Co.       Fidelity Puritan                        -       431,562       382,204     431,562      49,358
Nationwide Life Insurance Co.       Bond Fund of America                    -        73,760        70,344      73,760       3,416
Nationwide Life Insurance Co.       Fixed Fund                              -       137,205       137,205     137,205           -
Nationwide Life Insurance Co.       Twentieth Century Growth                -       252,370       208,159     252,370      44,211


                                                       SCHEDULE II
                                                       Page 2 of 2

STB SYSTEMS, INC 401(k) SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------


       (a)                                 (b)                       (c)           (d)          (g)         (h)          (i)
                                                                                                          Current
                                                                                                         value of
                                                                                                         asset on
       Identity of                                                Purchase       Selling      Cost of   transaction     Net
     party involved                   Description of asset          price         price        asset      date          gain
--------------------------------  ----------------------------  -----------    -----------  ----------  -----------  ------------
SERIES TRANSACTIONS:

The Principal Financial Group*    Money Market                    1,684,479              -   1,684,479   1,684,479           -
The Principal Financial Group*    Money Market                            -      1,688,418   1,684,479   1,688,418       3,939
The Principal Financial Group*    Stock Index 500 Fund              266,452              -     266,452     266,452           -
The Principal Financial Group*    Large Co. Growth Fund             177,452              -     177,479     177,479           -
The Principal Financial Group*    Small Co. Blend Fund              131,911              -     131,911     131,911           -
The Principal Financial Group*    International Stock Fund          166,753              -     166,753     166,753           -
The Principal Financial Group*    Stable Value Fund                 280,159              -     280,159     280,159           -
The Principal Financial Group*    TRP New Horizons                   84,968              -      84,968      84,968           -
The Principal Financial Group*    Vanguard Prime Cap                336,192              -     336,192     336,192           -
The Principal Financial Group*    Vanguard Windsor                  195,153              -     195,153     195,153           -
The Principal Financial Group*    Vanguard Asset Allocation         253,652              -     253,652     253,652           -
The Principal Financial Group*    Company Common Stock              831,510              -     831,510     831,510           -
The Principal Financial Group*    Company Common Stock                    -        286,675     229,577     286,675      57,098

Nationwide Life Insurance Co.     Fidelity Magellan                 126,835              -     126,835     126,835           -
Nationwide Life Insurance Co.     Fidelity Magellan                       -        701,816     597,733     701,816     104,083
Nationwide Life Insurance Co.     Fidelity Puritan                   93,559              -      93,559      93,559           -
Nationwide Life Insurance Co.     Fidelity Puritan                        -        441,287     391,929     441,287      49,358
Nationwide Life Insurance Co.     Bond Fund of America                    -         74,437      71,021      74,437       3,416
Nationwide Life Insurance Co.     Fixed Fund                              -        142,068     142,068     142,068           -
Nationwide Life Insurance Co.     Twentieth Century Growth                -        260,134     215,923     260,134      44,211


This supplemental schedule lists transactions in excess of 5% of the fair market values of the plan assets at the beginning of the year as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

*Parties denoted are known to be parties-in-interest.

Columns (e) Lease Rental and (f) Expense Incurred with Transactions are not applicable and, therefore, have been excluded.

                                      SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the STB Systems 401(k) Savings Plan have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                       STB SYSTEMS, INC. 401(k) SAVINGS PLAN


                                       By: STB Systems, Inc.,
                                           Plan Sponsor


Dated:  July 14, 1998                      By: /s/ Bryan F. Keyes
                                              ---------------------------------
                                           Printed Name: Bryan F. Keyes
                                                        -----------------------
                                           Title: Vice President of
                                                  Administration and
                                                  General Counsel
                                                  -----------------------------

                               INDEX TO EXHIBITS

                                                                                     Sequentially
Exhibit Number                                                                       Numbered Page
--------------                                                                       -------------
     23.1          Consent of PricewaterhouseCoopers LLP, Independent Accountants
